                                [COMPANY LOGO]

                                                               January 23, 2003

Dear Investor,

   Our revenue during the quarter was Rs.522.26 crore against our guidance of Rs.525crore - Rs.540 crore. EPS for the quarter was Rs.3.71 compared to a guidance of Rs.4.0 - Rs.4.2. We are reducing the revenue and EPS guidance for the current financial year to Rs.2,010 crore - Rs.2,020 crore and Rs.14.57 - Rs.14.66 respectively.

   The Q3 results were below our expectations and our analysis shows two prime reasons for the revenue being lower than guidance and the downward revision in guidance for the full year:

      1. Lower than anticipated ramp up of revenue from few customers added in the current and previous years.

      2. We were negotiating a very large deal which was to result in a multi million dollar revenue in each of the quarters which was suddenly put on hold.

   Clearly, the changing nature of customer's IT spending and continued uncertainty in their markets has brought in some unpredictability to our forecasts. What is certain, however, is that the thrust on offshoring continues to be high, presenting opportunities for long term sustainable partnerships and growth.

   The changing landscape has also necessitated increase in marketing inputs. While this has meant higher costs in the near term and has impacted margins negatively, we view this as an investment into the future. I am also pleased to inform you that we have taken measures to enhance the leadership bandwidth in Satyam. Around 30 people holding senior positions in leading IT global services companies and Big 4 consulting firms have joined the company in Relationship Management and Business Leadership positions. Simultaneously, our processes and service offerings are being tuned to high levels of maturity benchmarked with the best.

   Our traction on customer addition was strong as evidenced by 24 new customers in this quarter of which 6 were from the Fortune 500 list. More importantly, today, our active customer portfolio is of very high quality. To illustrate, we now serve:

  .   2 of the Top 5 Health Insurance companies in the USA

  .   4 of the Top 10 global Pharma companies

  .   7 of the Top 10 Auto Majors

  .   2 of the Top 4 Securities companies

  .   4 of the Top 5 Networking & other Communication Equipment manufacturers

  .   5 of the Top 10 Electronics & Electrical Equipment manufacturers

   On the basis of the above factors, we continue to view the long term with reasonable optimism. To equip ourselves for this growth, we have now decided to take in a significant proportion of trainees to whom offers have been made in the past, thus honouring our commitments to them.

   I take this opportunity to inform you that Mr. Srini Raju, one of the promoter directors of the company has decided to step down from the Board of Directors in view of his other commitments. I would like to place on record our appreciation for his contributions towards the growth of Satyam. I am pleased to inform you that Prof. Krishna Palepu and Mr.Vinod Dham, will join Satyam's Board as Additional Directors with immediate effect. I am sure the new members of the Board will contribute significantly to the company's management, governance and technology leadership.

   In the same vein, I am glad to welcome two new independent Directors, Prof. Raj Reddy, and Mr. G.V.Prasad, on the Board of our BPO subsidiary, Nipuna Services Ltd. The progress of our BPO subsidiary, Nipuna, is on track with a strong management team in the saddle. They have also had pilot wins from four major global clients till date.

B. Ramalinga Raju

Q3 highlights
FOR THE QUARTER ENDED DECEMBER 31, 2002

  .   Total income for Q3 up 16.93% yoy while net profit has declined 2.25% yoy

  . Sequential growth of 5.39%(in US$ terms) in income from software services over the quarter ended September 30, 2002.

  .   New customer wins were 24 including six Fortune 500 companies.

Note: Total Income, Software Income and Net Profit mentioned in the above statements are as per Indian GAAP.

   Additional Directors on Satyam Board

  . Prof. Krishna G. Palepu, Ross Graham Walker Professor of Business Administration at Harvard Business School and an expert in Finance and Accounting.

  .   Mr. Vinod Dham, famous as the "Father of Pentium" inducted into Satyam
      Board.

   Nipuna Board expanded with 2 Addl.Directors

  . Prof. Raj Reddy, Herbert A. Simon University Professor of Computer Science and Robotics in the School of Computer Science at Carnegie Mellon University.

  . Mr. G.V. Prasad, Executive Vice--Chairman and CEO, Dr. Reddy's Laboratories Ltd., joins Nipuna Board.

                       Financial Highlights--Indian GAAP

   The audited results of Satyam Computer Services Ltd. (Satyam) for the quarter ended December 31, 2002 (Q3) were approved in the Board meeting held on January 23, 2003.

  . For Q3, Satyam announced a total income of Rs.521.5 crore (US$ 108.06 million) and a net profit of Rs.116.74 crore (US$ 24.19 million).

  . The EPS for the quarter was Rs.3.71 on par value of Rs.2 per share inclusive of Rs.0.25 loss on account of rupee appreciation against the US$.

  . For the nine-month period ended December 31, 2002, Satyam recorded a total income of Rs.1498.03 crore (US$ 308.17 million) and a net profit of Rs.343.34 crore (US$ 70.63 million).

Increase over corresponding quarter of last year

                                         Q3 (2002-03) Q3 (2001-02) % increase
                                         ------------ ------------ ----------
   Total Income (Rs. million)...........   5215.01      4460.07      16.93
             ($ million)................    108.06        92.96      16.25
   Software Revenues (Rs. million)......   5222.63      4357.70      19.85
                 ($ million)............    108.22        90.82      19.15
   Net Profit (Rs. million).............   1167.38      1194.31      -2.25
           ($ million)..................     24.19        24.89      -2.82
   Operating Margins....................     30.53%       33.27%

Increase over consecutive quarters

                                         Q3 (2002-03) Q2 (2002-03) % increase
                                         ------------ ------------ ----------
   Total Income (Rs. million)...........   5215.01      5050.51       3.26
             ($ million)................    108.06       103.90       4.01
   Software Revenues (Rs. million)......   5222.63      4991.37       4.63
                 ($ million)............    108.22       102.68       5.39
   Net Profit (Rs. million).............   1167.38      1181.56      -1.20
           ($ million)..................     24.19        24.31      -0.48
   Operating Margins....................     30.53%       31.23%

Figures for Nine monthls

                                        9 mo (200203) 9 mo (200102) % increase
                                        ------------- ------------- ----------
  Total Income (Rs. million)...........   14980.32      13205.36       13.44
            ($ million)................     308.17        278.71       10.57
  Software Revenues (Rs. million)......   14852.16      12743.04       16.55
                ($ million)............     305.54        268.95       13.60
  Net Profit (Rs. million).............    3433.38       3749.75       -8.44
          ($ million)..................      70.63         79.14      -10.75
  Operating Margins....................      30.88%        34.62%

                        Financial Highlights - US GAAP

   Satyam Computer Services Ltd. has announced that the unaudited results under the US GAAP for the quarter ended December 31, 2002 (Q3) were approved in the Board meeting held on January 23, 2003.

  . Revenue for Q3 was US$ 120.84 million, a 15.70% increase from US$ 104.44 million in the corresponding quarter of financial year 2001-02.

  .   Revenue for Q3 was up 3.90% sequentially.

  . Net income for Q3 was US$ 15.15 million compared to a profit of US$ 43.74 million in the corresponding quarter of the financial year 2001-02.

   The difference in the net income recorded for the quarter between Indian and US GAAP is explained by

      1. Losses incurred by subsidiaries and joint ventures of $ 4.03 million.

      2. Amortisation of deferred stock compensation of $ 1.20 million.

      3. Charge off of put option issued to TRW Inc., of US$ 4.30 million.

Q3: Performance against guidance

     Parameters                                  Projected      Actuals
     ----------                               --------------  -----------
     Income from Software Services........... Rs.525-540 cr   Rs.522.26 cr
     Operating margin........................ Around 32%      30.53%
     EPS..................................... Rs.4.0 - Rs.4.2 Rs.3.71

                               Business Outlook

   The Company's outlook for the quarter ending March 31, 2003 is as follows:

      Income from software services is expected to be between Rs.525 crore and Rs.535 crore and the operating margin is expected to be around 29%.

      The EPS for the quarter is expected to be between Rs.3.66 and Rs.3.75

   The Company's outlook for the fiscal year ending March 31, 2003 is as follows:

      For fiscal 2003 income from software services is expected to be between Rs.2,010 crore and Rs.2,020 crore and the operating margin is expected to be around 30.4%.

      The EPS for the fiscal is expected to be between Rs.14.57 and Rs.14.66, including Rs.0.46 per share due to profit on sale of our stake in Satyam GE Software Services Private Ltd.


                              Business Highlights

New Customer Acquisitions

   Satyam continued to display its ability to attract and establish relationships with global enterprises during Q3, which saw the addition of 24 new clients including six from the Fortune 500 league table. Satyam's wide range of services was brought sharply into focus in these customer wins spread across industries.

   Some prominent additions include a leading beverages company and Japanese automobile giant Nissan.

   The company's excellent track record in the enterprise application development and maintenance resulted in forging relationship with a leading manufacturer of networking and communication equipment and a reputed European medical equipment company.

   Satyam has been appointed by Jurong Technologies Industrial Corporation Ltd., Singapore based electronic contract manufacturer to implement an end-to-end Enterprise Resource Planning solution across their four plants in the Asia Pacific.

   The company witnessed pronounced client addition in the Payer, Provider and Pharma sectors in the Healthcare segment, indicative of growing reach in this arena. Satyam shall be delivering application management services in the healthcare insurance claims, accounts receivable and billing area for BlueCross BlueShield--Louisiana, US. The company's presence in the pharma sector was further strengthened when it was selected as a preferred offshore solutions provider for a pharma company that's ranked among the global top 10. Other additions in this segment include one of the large health insurance company in the United States and Inland Empire Health Plan, a Health Maintenance Organisation (HMO).

   Satyam has taken over the product maintenance function and technical help desk services of the entire content management suite of products of Inktomi, a pioneer in Web search and content management technologies.

Satyam's Solutions--Giving Customers the competitive edge

   Every Satyam solution mirrors the company's central objective of delivering business competitiveness for its clients. For a division of a trans-national corporation, Satyam set up an effective high level decision support system, which provided an enterprise-wide view of its operations, catering to more than 7000 users worldwide, by integrating the data residing in over 200 different disparate systems. In addition to significantly improving the decision making cycle times, the offshore transition of major part of the development, maintenance and support activities has saved millions of dollars for the customer. Satyam was chosen for its cost effective solution and for suggesting the best architectural design, in line with the overall strategic objectives of the company. This assignment won the Best Practices Award instituted by The Data Warehousing Institute(TM), USA.

   The company's strength in the manufacturing vertical coupled with its leading position in SAP implementations have played an important role in it being selected to support the global implementation of SAP in a Fortune 500 mining enterprise. Giga Research Group has branded Satyam as a top choice for companies looking for SAP support.

   Satyam is implementing enterprise, CRM and bioinformatics solutions for an international pharma and life sciences company. The company is also supporting the entire Siebel implementation along with related website support for a call centre of a leading auto manufacturer to enable a faster response to technical queries from customers.

   It is also helping a global engineering major in the design, implementation and reliability testing of software projects associated with critical safety applications related to automotive braking systems.

   Development of a network management system for US based international communications equipment company that would enable the company deliver specialised services, is another important assignment for Satyam.

   Satyam's rich expertise in Ariba related technologies helped it in transforming paper/legacy based procurement into a easy and efficient web based procurement for a joint venture between a Korean chaebol and a global oil major by being involved right from concept to delivery stages.

   Business and IT consulting in transportation & logistics is an important and growing practice area for Satyam. The transportation and logistics practice assists enterprises in ascertaining and identifying process/operational gaps in logistics & distribution but also suggest and implement business cum Technology solutions in a risk/reward environment. Its list of assignments includes several major global engagements with reputed clients such as Emirates Airlines among others.

                   Nipuna Services Limited (BPO subsidiary)

   During Q3, Nipuna has put in place a senior management team. Mr. Ram Ramasundar has taken over as Chief Operating Officer. Prior to joining Nipuna, he held senior positions in Hindustan Lever, Unilever Plc. and Pepsico.

   On the business development front, Nipuna has had a very encouraging start. In collaboration with Satyam's Vertical Business Units, Nipuna has been successful in initiating relationships with four reputed organisations.

   The pilot project for taking over the back-office processes related to assembly line for the engine division of a large US construction equipment manufacturer has commenced.

   For one of the world's largest providers of telecommunications information networking software company, Nipuna is executing a pilot project for providing helpdesk services.

   The company shall also be offering helpdesk services to the world's largest provider of products and services to the global semiconductor industry. The support is expected to be global and shall be expanded in phases.

   One of the largest mutual life insurance companies in United States has chosen Nipuna to provide imaging solutions based on data capture and validation.

   As indicated in the previous pages, Nipuna's board has been strengthened with the induction of two new reputed independent directors, Prof. Raj Reddy and Mr G.V. Prasad.

                                    ORBIT 5

Organizational & Business Transformation to Level 5

   Orbit 5 is Satyam's organization transformation exercise benchmarking its processes and service offerings with the best, to consistently deliver at the highest levels of maturity.

   The key reasons which propelled Satyam to undertake such an exercise, was to initiate fresh strategies to enable the company maintain its premier position in the industry, especially at a time when top global firms were increasing their efforts to enter its turf and to sharpen the company's competitive edge in its space.

   The ORBIT 5 exercise aims not only at taking all Satyam processes and service offerings to the highest level of maturity but also communicate the same to the stakeholders through a dynamic display of soft infrastructure such as its people, competencies, knowledge management learning, and so forth. While the initial facility will be in Satyam Technology Center, Hyderabad, it is envisaged that such displays will be in major Satyam locations over a period of time.

                            Awards & Commendations

National Excellence Award for Satyam's Idea Junction

   The Idea Junction Initiative of Satyam won the "Excellence in Suggestion Scheme in Information Technology Industry" given by INSSAN (Indian National Suggestion Schemes' Association).

   Indian national Suggestion Schemes' Association (INSSAN) is a non-profit making, registered association of industrial and business organizations representing a cross section of Indian Industry and has a membership of over 300 Organizations. Its goal is to help member organizations build competitiveness and quality through Employee Involvement, using Suggestion Scheme (Like Idea Junction) as an effective medium.

   These awards are given to organizations for achieving highest levels of employee involvement and excellence through Suggestion Scheme based on certain performance parameters.

Satyam a top choice for SAP Support--Giga Research

   "...Of the Indian vendors, Satyam has the most full time staff dedicated to SAP implementations. The staff comprises certified engineers and developers as well as chartered accountants and vertical domain experts. Satyam's strength in the manufacturing vertical is certainly one of the reasons that it has developed this strong SAP competency. Satyam also has SAP strength in the retail, automotive and energy industries. In addition, Satyam has a strong relationship with SAP in Germany and India, as it participates in some product development and testing initiatives with SAP.

   Companies looking to support SAP initiatives using offshore vendors should consider Satyam a top candidate for SAP support..."

Source: Giga Report

             Subsidiaries, Joint Ventures and Associate Companies

   For the quarter ending December 31, 2002, Sify Limited (erstwhile Satyam Infoway Ltd.) has recorded a revenue of US$ 10.82 million, an increase of 24% over same quarter of the financial year 2001-02 and an increase of 12% sequentially. Cash loss for the quarter was US$ 2.92 million, down 33% over same quarter of the financial year 2001-02 and 8% lower sequentially. The cash burn for the quarter was US$ 3.96 million, including a one off annual payment of US$ 1.2 million towards renewal of Directors and Officers Insurance policy.

   Cash balance at the end of the quarter was US$ 21.7 million including the US$ 16.5 million received in December 2002 out of the planned investment from Softbank Asia Infrastructure Fund and VentureTech.

   Vision Compass Inc. recorded revenue of US$ 0.33 million and a net income of US$ 0.08 million for the quarter ended December 31, 2002.

   Satyam Manufacturing Technologies Inc. (SMTI), a joint venture between Satyam and TRW, Inc., earned a revenue of US$ 9.29 million for the quarter ended December 31, 2002.

   CA Satyam ASP Pvt. Ltd., a joint venture between Satyam Computer services and Computer Associates, recorded a revenue of Rs.1.30 crore (US$ 0.28 million) for the quarter ended December 31, 2002.

                  Operational parameters for Q3, fiscal 2003

Analysis of Revenue Growth (in %)

                   Particulars                     Q3 2003 Q2 2003 Q3 2002 FY 2002
                   -----------                     ------- ------- ------- -------
Increase / (Decrease) in revenue in US$ terms.....   5.39    8.39    0.65   35.92
Increase / (Decrease) in revenue due to change in:
   -- Volume (Hours billed).......................   5.56    8.93    2.84   36.58
   -- Billing rate................................  (0.17)  (0.54)  (2.19)  (0.66)
   -- US$ exchange rate...........................  (0.76)  (0.77)   1.49    6.04
Increase / (Decrease) in revenue in Rupee terms...   4.63    7.62    2.14   41.96

Location wise break up of employees

                 Particulars      Q3 2003 Q2 2003 Q3 2002 FY 2002
                 -----------      ------- ------- ------- -------
              Onsite.............  2,295   2,160   1,608   1,894
              Offshore...........  6,122   5,769   5,883   5,603
              Domestic...........    164     301      85     401
                                   -----   -----   -----   -----
                 Total Technical.  8,581   8,230   7,576   7,898
              Support............    723     723     735     736
                                   -----   -----   -----   -----
                     Total.......  9,304   8,953   8,311   8,634
                                   =====   =====   =====   =====

Changes in billing rates for the quarter (%)

                      Particulars Sequential Year on Year
                      ----------- ---------- ------------
                       Onsite....   (0.35)      (4.89)
                       Offshore..    0.09       (4.98)
                       Domestic..   (2.00)      (2.00)

              Operational parameters for Q3, Fiscal 2003 (contd.)

Utilisation / Loading rates (in %)

                  Particulars       Q3 2003 Q2 2003 Q3 2002 FY 2002
                  -----------       ------- ------- ------- -------
             Onsite................  97.95   98.00   94.25   93.05
             Offshore..............  75.90   74.25   71.14   73.45
             Domestic..............  76.12   88.49   64.24   73.69
             Offshore with trainees  75.90   74.25   71.14   71.28

Break up of export revenue between offshore and onsite (%)

                   Location  Q3 2003 Q2 2003 Q3 2002 FY 2002
                   --------  ------- ------- ------- -------
                   Offshore.  45.79   47.04   52.22   53.96
                   Onsite...  54.21   52.96   47.78   46.04
                             ------  ------  ------  ------
                      Total. 100.00  100.00  100.00  100.00
                             ======  ======  ======  ======

Revenues by region (%)

                    Region       Q3 2003 Q2 2003 Q3 2002 FY 2002
                    ------       ------- ------- ------- -------
               North America....  76.96   75.37   76.98   76.60
               Japan............   2.49    2.17    1.60    2.31
               Europe...........  12.54   13.92   12.39   10.16
               Rest of the World   8.01    8.54    9.03   10.93
                                 ------  ------  ------  ------
                  Total......... 100.00  100.00  100.00  100.00
                                 ======  ======  ======  ======

Concentration of revenues (%)

                 Revenues from  Q3 2003 Q2 2003 Q3 2002 FY 2002
                 -------------  ------- ------- ------- -------
                 Top client....  17.70   17.85   18.90   19.80
                 Top 5 clients.  40.30   40.67   40.61   40.35
                 Top 10 clients  53.69   53.89   54.51   52.33

Customer Information

                  Particulars         Q3 2003 Q2 2003 Q3 2002 FY 2002
                  -----------         ------- ------- ------- -------
           New customers added.......    24      23      27     102
           Number of active customers   272     266     247     263

Revenue by technology (%)

                   Technology            Q3 2003 Q2 2003 Q3 2002 FY 2002
                   ----------            ------- ------- ------- -------
        Software Design and Development.  50.28   49.22   49.09   52.11
        Software Maintenance............  26.46   26.67   28.36   29.65
        Packaged Software Implementation  21.05   21.41   16.65   13.94
        Engineering Design Services.....   2.21    2.70    5.90    4.30
                                         ------  ------  ------  ------
           Total........................ 100.00  100.00  100.00  100.00
                                         ======  ======  ======  ======

Revenue by line of business (%)

               Line of business  Q3 2003 Q2 2003 Q3 2002 FY 2002
               ----------------  ------- ------- ------- -------
               Banking & Finance  20.48   21.44   27.16   24.62
               Insurance........  16.34   13.05   12.73   14.30
               Manufacturing....  33.28   34.95   36.62   35.20
               Telecommunication   9.88   11.42    8.68   10.48
               Healthcare.......   2.70    3.25    0.63    1.22
               Others...........  17.32   15.89   14.18   14.18
                                 ------  ------  ------  ------
                  Total......... 100.00  100.00  100.00  100.00
                                 ======  ======  ======  ======

Revenue by contract type (%)

                   Contract     Q3 2003 Q2 2003 Q3 2002 FY 2002
                   --------     ------- ------- ------- -------
                Time & Material  70.89   70.84   74.61   73.65
                Fixed Bid......  29.11   29.16   25.39   26.35
                                ------  ------  ------  ------
                   Total....... 100.00  100.00  100.00  100.00
                                ======  ======  ======  ======

Revenue from existing business and new business (%)

                                 Q3 2003 Q2 2003 Q3 2002 FY 2002
                                 ------- ------- ------- -------
               Existing business  84.44   78.88   88.41   86.14
               New business.....  15.56   21.12   11.59   13.86
                                 ------  ------  ------  ------
                  Total......... 100.00  100.00  100.00  100.00
                                 ======  ======  ======  ======

                                  Safe Harbor

   This publication contains forward-looking statements within the meaning of
Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the publication include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements--Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

   For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.